UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           Correction Corp. of America
                                (Name of Issuer)

                                  Ser. A. Pfd.
                         (Title of Class of Securities)

                                    22025Y409
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                February 26, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 22025Y409

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               1,183 Shares of Ser. A Pfd. stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               727 Shares of Ser. A Pfd. stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            1,183 Shares of Ser. A Pfd. stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        727 Shares of Ser. A Pfd. stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,910 Shares of Ser. A Pfd. stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.63%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 22025Y409

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               19,983 Shares of Ser. A Pfd. stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            19,983 Shares of Ser. A Pfd. stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             19,983 Shares of Ser. A Pfd. stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.66%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 22025Y409

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               1,775 Shares of Ser. A Pfd. stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            1,775 Shares of Ser. A Pfd. stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,775 Shares of Ser. A Pfd. stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.59%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Series A Preferred Stock of Corrections Corp. of America, 10 Burton Hills Boulevard, Nashville, TN., 37215.

Item 2.  Identity and Background.
------   -----------------------

                           No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                           No. change.

Item 4.   Purpose of Transaction.
------    ----------------------

                           No change.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Series A Preferred Stock as of March 3, 2004.

                                  Shares of Series A Preferred Stock

Loeb Arbitrage Fund                            19,983
Loeb Partners Corporation*                      1,910
Loeb Offshore Fund                              1,775
                                            ---------
                                               23,668

The total shares of Series A Pfd. Stock constitute 7.89% the 300,000 outstanding shares of Series A Preferred Stock as reported by the issuer.
-------------------------
*Including 727 shares of Series A Preferred Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Series A Preferred Stock have been made in the last sixty (60) days by the following:

                              Purchases of Ser. A Preferred Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          02-23-04         68             $25.22
                              02-23-04         50              25.22
                              02-26-04         85              25.21
                              03-03-04         20              25.21



Holder                                     Shares      Average Price
Loeb Arbitrage Fund           02-23-04        839             $25.22
                              02-23-04        563              25.22
                              02-24-04        200              25.22
                              02-26-04       1342              25.21
                              03-03-04        350              25.21



Holder                                     Shares      Average Price
Loeb Offshore Fund            02-23-04        302             $25.22
                              02-23-04         78              25.22
                              02-26-04         73              25.21
                              03-03-04         30              25.21


--------------------
*Including 727 shares of Series A Preferred Stock purchased for the account of one customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the NYSE.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.




Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5,2004                        Loeb Partners Corporation


                                By: /s/ Gideon J. King
                                    Executive Vice President


March 5, 2004                        Loeb Arbitrage Fund
                                By:  Loeb Arbitrage Management, Inc.


                                By: /s/  Gideon J. King
                                         President


March 5, 2004                         Loeb Offshore Fund



                                 By: /s/ Gideon J. King
                                         Director